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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PHH CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

693320202
(CUSIP Number of Class of Securities)

William F. Brown, Esq.
Senior Vice President, General Counsel and Secretary
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054
(856) 917-1744
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Wm. David Chalk, Esq.
Penny J. Minna, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$266,000,000	$30,829.40

*
Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase shares of common stock of PHH Corporation for an aggregate purchase price of up to $266 million in cash at a price not greater than $14.25 and not less $13.45 per share in cash.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by PHH Corporation, a Maryland corporation (the "Company" or "PHH "), to purchase its shares of common stock, par value $0.01 per share (the "Shares"), for an aggregate purchase price of up to $266 million in cash pursuant to (i) auction tenders at prices specified by the tendering stockholders (in increments of $0.05) of not greater than $14.25 per Share nor less than $13.45 per Share ("Auction Tenders"), or (ii) purchase price tenders pursuant to which stockholders indicate they are willing to sell their Shares to PHH at the Purchase Price (as defined below) determined in the Offer (as defined below) ("Purchase Price Tenders"), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 11, 2017 (the "Offer to Purchase"), and in the accompanying Letter of Transmittal ("Letter of Transmittal," which together, as each may be amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        Promptly after the Expiration Date, PHH will, upon the terms and subject to the conditions of the Offer, determine a single purchase price per Share (the "Purchase Price"), which will not be greater than $14.25 per Share nor less than $13.45 per Share, that PHH will pay for Shares properly tendered in the Offer and not properly withdrawn, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering Shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $13.45 per Share (which is the minimum price per Share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per Share of not more than $14.25 per Share and not less than $13.45 per Share, at which Shares have been tendered or have been deemed to be tendered in the Offer, that will enable PHH to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $266 million. Shares properly tendered pursuant to an Auction Tender will only be eligible for purchase if the price specified in the Auction Tender is equal to or less than the Purchase Price.

        Assuming that the conditions to the Offer are satisfied or waived, at the minimum purchase price of $13.45 per Share, the maximum number of Shares that PHH will purchase is 19,776,951 if the Offer is fully subscribed and PHH does not increase the amount of Shares sought in the Offer, which would represent approximately 38.4% of PHH's issued and outstanding Shares as of August 4, 2017. Assuming that the conditions to the Offer are satisfied or waived, at the maximum purchase price of $14.25 per Share, the maximum number of Shares that PHH will purchase is 18,666,666 if the Offer is fully subscribed and PHH does not increase the amount of Shares sought in the Officer, which would represent approximately 36.4% of PHH's issued and outstanding Shares as of August 4, 2017.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

1

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the issuer is PHH Corporation, a Maryland corporation. The address and telephone number of the Company's principal executive offices are 3000 Leadenhall Road, Mt. Laurel, NJ 08054, (856) 917-7405.

        (b)    Securities.    The subject securities are shares of PHH common stock, par value $0.01 per share. As of August 4, 2017, there were 51,306,854 Shares issued and outstanding.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase under the heading "Introduction" and in Section 8 under the heading, "Price Range of Shares; Dividends," is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    The name of the filing person to which this Schedule TO relates is PHH Corporation, a Maryland corporation and the issuer of the Shares. The address and telephone number of PHH's principal executive offices are set forth in Item 2(a) above, which is incorporated herein by reference. The names and addresses of the directors and current executive officers of PHH are set forth in the Offer to Purchase in Section 11 under the heading, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Beneficial Ownership," and such information is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the following Sections and headings, as applicable:

  •
  "Summary Term Sheet,"

  •
  "Introduction,"

  •
  Section 1, "Number of Shares; Purchase Price; Proration,"

  •
  Section 2, "Purpose of the Offer; Certain Effects of the Offer,"

  •
  Section 3, "Procedures for Tendering Shares,"

  •
  Section 4, "Withdrawal Rights,"

  •
  Section 5, "Purchase of Shares and Payment of Purchase Price,"

  •
  Section 6, "Conditional Tender of Shares,"

  •
  Section 7, "Conditions of the Offer,"

  •
  Section 9, "Source and Amount of Funds,"

  •
  Section 11, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,"

  •
  Section 13, "Certain U.S. Federal Income Tax Consequences,"

  •
  Section 14, "Extension of the Offer; Termination; Amendment," and

  •
  Section 16, "Miscellaneous."

        There will be no material differences in the rights of security holders as a result of this transaction.

        (b)    Purchases.    The details regarding any purchases from an officer, director or affiliate of the Company set forth in the Offer to Purchase under the headings "Introduction," and "Summary Term

2

Sheet," and Section 11 under the heading "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," are incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The information concerning the agreements, arrangements or understandings between the Company and its directors, executive officers or other persons with respect to the Shares set forth in the Offer to Purchase in Section 5 under the heading, "Price Range of Common Stock; Dividends," and in Section 11 under the heading, "Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information regarding the purposes of the transaction set forth in the Offer to Purchase under the heading "Summary Term Sheet" and in Section 2 under the heading, "Purpose of the Offer; Certain Effects of the Offer," is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information regarding the treatment of the Shares acquired pursuant to the Offer set forth in the Offer to Purchase in Section 2 under the heading, "Purpose of the Offer; Certain Effects of the Offer—Certain Effects of the Offer," is incorporated herein by reference.

        (c)    Plans.    The information regarding any plans or proposals or negotiations set forth in the Offer to Purchase under the heading "Summary Term Sheet" and in Section 2 of the Offer to Purchase under the heading, "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information regarding the source of PHH's funds to acquire Shares pursuant to the Offer set forth in the Offer to Purchase in Section 9 under the heading, "Source and Amount of Funds," is incorporated herein by reference.

        (b)    Conditions.    The Offer is not conditioned upon the receipt of financing. PHH has no alternative financing arrangements or plans. The information set forth in the Offer to Purchase in Section 9 under the heading, "Source and Amount of Funds," is incorporated herein by reference.

        (d)    Borrowed Funds.    None of the consideration to acquire Shares pursuant to the Offer will be borrowed. The information regarding the source of PHH's funds to acquire Shares pursuant to the Offer set forth in the Offer to Purchase in Section 9 under the heading, "Source and Amount of Funds," is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase in Section 11 under the heading, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Purchase in Section 11 under the heading, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

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Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitation or Recommendation.    The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" and in Section 15 under the heading, "Fees and Expenses," is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)-(b)    Not applicable.    The consideration offered consists solely of cash. The Offer is not subject to any financing condition and the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following sections and headings, as applicable, is incorporated herein by reference:

  •
  Section 2, "Purpose of the Offer; Certain Effects of the Offer,"

  •
  Section 10, "Certain Information Concerning the Company,"

  •
  Section 11 , "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and

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  Section 12 under the heading, "Certain Legal Matters; Regulatory Approvals."

        (c)    Other Material Information.    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.    Exhibits.

        The Exhibit Index immediately following the signature page of this Schedule TO is incorporated herein by reference.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2017

PHH CORPORATION
By:	/s/ MICHAEL R. BOGANSKY
	Name:	Michael R. Bogansky
	Title:	Senior Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated August 11, 2017.

(a)(1)(ii)	*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	*	Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Form of Notice of Withdrawal.

(a)(1)(v)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vii)	*	Advertisement announcing the commencement of the Offer.

(a)(2)		None.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)(i)		Press Release including announcement of intention to commence the Offer, dated August 8, 2017 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 8, 2017)

(a)(5)(ii)		Investor Presentation announcing intention to commence the Offer, dated August 9, 2017 (incorporated by reference to the Schedule TO-C filed on August 9, 2017).

(a)(5)(iii)		Conference call transcript, dated August 9, 2017 (incorporated by reference to the Schedule TO-C filed on August 9, 2017).

(a)(5)(iv)	*	Press Release announcing the commencement of the Offer, dated August 11, 2017

(b)		Not applicable.

(d)(1)		Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2015).

(d)(2)		PHH Corporation Unanimous Written Consent of the Board of Directors effective August 18, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 20, 2010).

(d)(3)		Form of 2011 Non-Qualified Stock Option Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 18, 2011).

(d)(4)		Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 3, 2012).

(d)(5)		Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements (incorporated by reference to Exhibit 10.7.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(6)		Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award Agreements (incorporated by reference to Exhibit 10.7.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

Exhibit No.	Description
(d)(7)	PHH Corporation 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 29, 2014).

(d)(8)	Form of 2014 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(9)	Form of September 2014 Restricted Stock Unit Award Notice and Agreement, as amended (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(10)	Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(11)	Form of October 2014 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(12)	Form of 2015 Restricted Stock Unit Award Notice and Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed on May 7, 2015).

(d)(13)	Form of 2015 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed on May 7, 2015).

(d)(14)	Form of 2016 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(15)	Form of 2016 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(16)	Form of May 2016 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(17)	Form of May 2016 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(18)	Form of Amendment to the 2015 Performance Restricted Stock Unit Award Pursuant to the PHH Corporation 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.6.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016 filed on February 28, 2017).

(d)(19)	PHH Corporation Equity Compensation Program for Non-Employee Directors (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(20)	Form of 2014 Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(21)	PHH Corporation Tier I Severance Pay Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on October 3, 2012).

Exhibit No.	Description
(d)(22)	Amended and Restated Tier I Severance Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 25, 2016).

(d)(23)	PHH Corporation Tier II Severance Pay Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(24)	PHH 2015 Corporation Management Incentive Plan (Under the PHH Corporation 2014 Equity and Incentive Plan) (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(25)	First Amendment To The PHH Corporation Equity Compensation Program For Non-Employee Directors (Under the PHH Corporation 2014 Equity and Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(26)	Severance Letter Agreement dated March 29, 2017 to William F. Brown from PHH Corporation(incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(27)	Severance Letter Agreement dated March 29, 2017 to Leith Kaplan from PHH Corporation (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(28)	Employment Agreement effective as of March 30, 2017 between PHH Corporation and Rob Crowl (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(29)	Employment Agreement effective as of March 30, 2017 between PHH Corporation and Michael Bogansky (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(30)	Form of 2017 Cash Performance Incentive Award Pursuant to the PHH Corporation 2014 Equity And Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(31)	Form of PHH Corporation Management Incentive Plan 2017 Award Notice (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(g)	Not applicable

(h)	Not applicable

*
Filed herewith.

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURE
EXHIBIT INDEX